UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM SD

Specialized Disclosure Report

Modine Manufacturing Company
(Exact name of registrant as specified in its charter)

Wisconsin	1-1373	39-0482000
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1500 DeKoven Avenue, Racine, Wisconsin	53403
(Address of principal executive offices)	(Zip Code)

Name and telephone number, including area code, of	Sylvia A. Stein
person to contact in connection with this report:	(262) 636-1200

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Information to be Included in the Report

Section 1 – Conflict Minerals Disclosure
Items 1.01 and 1.02

Modine Manufacturing Company evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold. Because some additional due diligence on this evaluation is required, we have filed a Conflict Minerals Report as an Exhibit to this Form SD.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.modine.com/web/en/conflict-minerals.htm.

Section 2 – Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Modine Manufacturing Company

	By:	/s/ Scott L. Bowser
Scott L. Bowser
Vice President, CIS and Chief Operating Officer

Date: May 29, 2020